The EMI Group

Ref: 82-373

02 APR 18

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE [redacted]
TELEPHONE 020 7355 4848

02028514

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

SUPPL

***By Airmail***

27th March, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

02 APR 19

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 20th March 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 27th March 2002, confirming that Merrill Lynch & Co. Inc. has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 86,553,675 shares, being 10.98% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

4/19

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

27th March, 2002.

AVS Security No: 654053

Dear Sirs,

**EMI Group plc - Notification of Major Interests in Shares**

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch & Co. Inc. in a letter dated as of 21st March 2002 that its interest in EMI Group plc Ordinary Shares of 14p each is 86,553,675 shares, being 10.98% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Merrill Lynch Group Inc. and Merrill Lynch & Co. Inc. each have interests in all 86,553,675 shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary